37 CAPITAL INC.

Consolidated Financial Statements

December 31, 2018 and 2017

(Expressed in Canadian Dollars)

1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of 37 Capital Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of 37 Capital Inc. (the "Company") as of December 31, 2018 and 2017, the consolidated statements of  comprehensive loss, changes in shareholders’ deficiency and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

Without modifying our opinion, we draw attention to Note 2 to the financial statements, which indicates that the Company incurred a net loss of $160,856 during the year ended December 31, 2018, as of that date, the Company’s current liabilities exceeded its current assets by $1,031,148. These events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2016.

Vancouver, Canada

April 17, 2019

2

37 CAPITAL INC.

Consolidated Balance Sheets

December 31,

(Expressed in Canadian Dollars)

	2018	2017
Assets
Current
Cash	$2,045	$891
GST receivable	913	2,119
	2,958	3,010
Mineral Property Interests (note 6)	1	1
Investment (note 7)	1	1
Total Assets	$2,960	$3,012
Liabilities
Current
Accounts payable and accrued liabilities (note 8)	$189,139	$200,400
Due to related parties (note 9)	181,852	134,287
Refundable subscription (note 10)	10,000	10,000
Loan payable (note 11)	103,924	103,924
Convertible debentures (note 12)	549,191	504,191
Total Liabilities	1,034,106	952,802
Stockholders’ Deficiency
Capital Stock (note 13)	25,849,950	25,770,450
Equity Portion of Convertible Debentures Reserve (note 12)	33,706	33,706
Reserves	—	5,115
Deficit	(26,914,802)	(26,759,061))
Total Stockholders’ Deficiency	(1,031,146)	(949,790)
Total Liabilities and Stockholders’ Deficiency	$2,960	$3,012

Commitments (note 16)

On behalf of the Board:

”Jake H. Kalpakian” (signed)

..................................................................... Director

Jake H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to consolidated financial statements

3

37 CAPITAL INC.

Consolidated Statements of Comprehensive Loss

Years Ended December 31,

(Expressed in Canadian Dollars)

	2018	2017	2016
Expenses
Office (note 9)	$63,515	$111,434	$108,617
Finance and interest (notes 9 and 12)	54,339	42,372	55,402
Management fees (note 9)	—	—	35,000
Legal, accounting and audit	18,090	30,246	112,693
Rent (note 9)	17,600	28,627	28,298
Regulatory and transfer fees	5,440	6,051	5,207
Consulting	509	—	—
Telephone, travel, meals and entertainment	—	823	1,985
Shareholder communication	1,363	758	761
	(160,856)	(220,311)	(347,963)
Other Income (note 9)	—	36,377	—
Total Comprehensive Loss	$(160,856)	$(183,934)	$(347,963)
Basic and Diluted Loss per Common Share	$(0.02)	$(0.07)	$(0.17)
Weighted Average Number of Common Shares Outstanding	6,889,421	2,782,996	2,056,795

See notes to consolidated financial statements

4

37 CAPITAL INC.

Consolidated Statements of Changes in Stockholders’ Deficiency

(Expressed in Canadian Dollars)

	Capital Stock			Reserves
	Common Shares	Amount	Equity Portion of Convertible Debentures Reserve	Warrants	Options	Deficit	Total Stockholders’ Deficiency
Balance, December 31, 2015	1,067,724	$25,272,401	$33,706	$5,115	$31,236	$(26,175,691)	$(833,233)
Net loss for the year	—	—	—	—	—	(347,963)	(347,963)
Issue of common shares and warrants, Net of share issue costs (note 13)	1,000,000	99,800		—	—	—	99,800
Expiry of options	—	—	—	—	(31,236)	31,236	—
Dividend upon redemption of reorganization shares (note 5)	—	—	—	—	—	(82,709)	(82,709)
Balance, December 31, 2016	2,067,724	25,372,201	33,706	5,115	—	(26,575,127)	(1,164,105)
Net loss for the year	—	—	—	—	—	(183,934)	(183,934)
Issue of common shares for debt (note 13)	4,424,985	398,249	—	—	—	—	398,249
Balance, December 31, 2017	6,492,709	25,770,450	33,706	5,115	—	(26,759,061)	(949,790)
Net loss for the year	—	—	—	—	—	(160,856)	(160,856)
Warrants exercised (note 13)	600,000	79,500	—	—	—	—	79,500
Warrants expired	—	—	—	(5,115)	—	5,115	—
Balance, December 31, 2018	7,092,709	$25,849,950	$33,706	$—	$—	$(26,914,802)	$(1,031,146)

See notes to consolidated financial statements

5

37 CAPITAL INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

(Expressed in Canadian Dollars)

	2018	2017	2016
Operating Activities
Net loss	$(160,856)	$(183,934)	$(347,963)
Items not involving cash
Interest expense on convertible debentures	45,000	33,976	45,571
	(115,856)	(149,958)	(302,392)
Changes in non-cash working capital (note 14)	37,510	149,537	203,121
Cash Used in Operating Activities	(78,346)	(421)	(99,271)
Financing Activities
Issue of common shares and warrants, net of share issuance costs	—	—	99,800
Warrants exercised	79,500	—	—
Cash Provided by Financing Activities	79,500	—	99,800
Net Increase (Decrease) in Cash	1,154	(421)	529
Cash, Beginning of Year	891	1,312	783
Cash, End of Year	$2,045	$891	$1,312

Supplemental information (note 14)

See notes to consolidated financial statements

6

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

37 Capital Inc. (“37 Capital” or the “Company”) was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The shares of the Company trade on the Canadian Securities Exchange under the symbol “JJJ”, and trade on the OTCQB tier of the OTC markets in the United States of America under the symbol “HHHEF”. The Company’s office is located at 400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at 3200-650 West Georgia Street, Vancouver BC V6B 4P7.

On February 26, 2015, the Company incorporated two wholly-owned subsidiaries, 27 Red Capital Inc. (“27 Red”) and 4 Touchdowns Capital Inc. (“4 Touchdowns”) in British Columbia, Canada. On April 30, 2015, the Company entered into an arrangement agreement with 27 Red and 4 Touchdowns (the “Arrangement”). The Arrangement was completed on February 12, 2016 (note 5). As a result of the completion of the Arrangement, 27 Red and 4 Touchdowns are independent entities and are no longer subsidiaries of the Company.

2. GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the past three fiscal years (2018 - $160,856; 2017 - $183,934; 2016 - $347,963). As of December 31, 2018, the Company has an accumulated deficit of $26,914,802, a working capital deficiency of $1,031,148 and is in default of its convertible debentures. As the Company has limited resources and no sources of operating cash flow, there can be no assurances whatsoever that sufficient funding will be available for the Company to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to raise sufficient funding to pay creditors and to satisfy its liabilities as they become due. Management is actively engaged in the review and due diligence on opportunities of merit and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance whatsoever that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3. BASIS OF PRESENTATION

(a) Statement of compliance

These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting interpretation Committee (“IFRIC”).

7

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value.

In addition, these consolidated financial statements have been prepared on the accrual basis, except for cash flow information. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(c) Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 17, 2019.

(d) Reclassification

Certain prior period amounts in these financial statements have been reclassified to conform to current period’s presentation. These reclassifications had no net effect on the results of operations or financial position for any period presented.

(e) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key area of judgment applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

• assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that give rise to significant uncertainty.

The key estimates applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

• The provision for income taxes and recognition of deferred income tax assets and liabilities; and

• The inputs in determining the liability and equity components of the convertible debentures.

8

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company include the following:

(a) Principles of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of a Company so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into account. The financial statements of the Company’s former wholly-owned subsidiaries, 27 Red and 4 Touchdowns are included in the consolidated financial statements from the date that control commenced to the date that control ceased.

Intercompany balances and transactions and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Financial instruments

The Company adopted all of the requirements of IFRS 9 Financial Instruments on January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a revised model for recognition and measurement of financial instruments in a single, forward-looking “expected loss” impairment model.

The following is the Company’s new accounting policy for financial instruments under IFRS 9:

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original Classification IAS 39	New Classification IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Accounts payable	Amortized cost	Amortized cost
Due to related party	Amortized cost	Amortized cost
Refundable subscriptions	Amortized cost	Amortized cost
Loan payable	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost

9

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Financial instruments (Continued)

The adoption of IFRS 9 resulted in no impact to the opening accumulated deficit nor to the opening balance of accumulated comprehensive income on January 1, 2018.

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in other comprehensive loss (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

10

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Financial instruments (Continued)

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

(c) Mineral property interests

Costs directly related to the acquisition, exploration and evaluation of resource properties are capitalized once the legal rights to explore the resource properties are acquired.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined impairment in value, the property is written down to its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee, and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received is recorded as a gain on option or disposition of mineral property.

Once the technical feasibility and commercial viability of the extraction of mineral resources are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. To date, none of the Company’s mineral property interests has demonstrated technical feasibility and commercial viability. The recoverability of the carrying amount of any mineral property interests is dependent on successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

(d) Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined

11

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Impairment

had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(e) Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arise during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(f) Income taxes

Income tax expense consisting of current and deferred tax expense is recognized to profit or loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

12

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Share-based payments

The Company grants stock options to directors, officers, employees and consultants of the Company. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes Option Pricing Model, and is recognized over the vesting period using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes Option Pricing Model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount to be recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment is transferred from the stock option reserve to capital stock. For unexercised options that expire, the recorded value is transferred to deficit.

(h) Convertible debentures

The liability component of convertible debentures is recognized initially at the fair value of a similar liability that does not have a conversion option. The equity component is recognized initially, as the difference between the fair value of the convertible debenture as a whole and the fair value of the liability component. Transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of the convertible debenture is measured at amortized cost using the effective interest method. The equity component is not re-measured subsequent to initial recognition.

(i) Loss per share

Loss per share is calculated by dividing net loss attributable to common shares of the Company by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

13

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock. The proceeds from the issuance of units of the Company are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are issued and any residual value is allocated to the warrants. When the warrants are exercised, the related value is transferred from the warrant reserve to capital stock. For unexercised warrants that expire, the recorded value is transferred from the warrant reserves to deficit.

(k) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Exchange differences are recognized in profit or loss in the period which they arise.

(l) Accounting standards issued but not yet applied

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019. Management has assessed that the adoption of this accounting standard will not have significant impact on its financial statements.

At the date of the approval of the financial statements, a number of standards and interpretations were issued but not effective. The Company considers that these new standards and interpretations are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

5. PLAN OF ARRANGEMENT

On February 26, 2015, the Company incorporated two wholly-owned private British Columbia subsidiaries, 27 Red and 4 Touchdowns. On April 30, 2015, the Company entered into an Arrangement with 27 Red and 4 Touchdowns. In respect to the Arrangement, the Company applied for an Interim Order which was granted on May 6, 2015 by the Supreme Court of British Columbia, and on June 12, 2015 the Company received final court approval for the Arrangement.

14

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

5. PLAN OF ARRANGEMENT (Continued)

The Company completed the Arrangement with 27 Red and 4 Touchdowns on February 12, 2016 (“Effective Date”). On the Effective Date, shareholders of the Company received one new common share, one Class 1 Reorganization Share and one Class 2 Reorganization Share of the Company. On the Effective Date, all of the Class 1 Reorganization Shares were transferred by the shareholders of the Company to 27 Red in exchange for 2,067,724 common shares of 27 Red on a pro rata basis (resulting in one common share of 27 Red being issued for every one Class 1 Reorganization Share). Immediately following this, the Company redeemed all of the Class 1 Reorganization Shares held by 27 Red by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 27 Red as a capital distribution and recorded as a dividend.

On the Effective Date, all of the Class 2 Reorganization Shares were transferred by the shareholders of the Company to 4 Touchdowns in exchange for 2,067,724 common shares of 4 Touchdowns on a pro rata basis (resulting in one common share of 4 Touchdowns being issued for every one Class 2 Reorganization Share). Immediately following this, the Company redeemed all of the Class 2 Reorganization Shares held by 4 Touchdowns by a cash payment of $20,677 and issuance of a promissory note of $20,677. The promissory note is non-interest bearing, unsecured and due on demand. The redemption of shares was distributed to the shareholders’ of 4 Touchdowns as a capital distribution and recorded as a dividend.

6. MINERAL PROPERTY INTERESTS

Extra High Claims

The Company holds a 33% interest in the Extra High Claims located in British Columbia. The Extra High Claims expire on December 25, 2019.

Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

7. INVESTMENT

In April 2013, the Company entered into an agreement with a Mexican gaming company by investing $800,000. In fiscal 2014, the Company assessed the fair value of its investment in the Mexican gaming company to be impaired.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITES

	December 31, 2018	December 31, 2017
Trade payables	$165,220	$173,647
Accrued liabilities	23,919	26,753
	$189,139	$200,400

15

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

As at December 31, 2018 and 2017, the amounts due to related parties are unsecured, payable on demand which consist of the following:

	2018	2017
Advances from directors (interest at prime plus 1%)	$93,391	$104,435
Entities controlled by directors (non-interest-bearing)	88,461	29,852
	$181,852	$134,287

Included in convertible debentures and accrued interest is $369,589 (2017 - $339,589) owing to the Chief Executive Officer and to a former director of the Company (note 12).

During the years ended December 31, 2018, 2017 and 2016, the following amounts were charged by related parties.

	2018	2017	2016
Interest charged on amounts due to related parties	$4,312	$3,301	$978
Interest on convertible debentures	30,000	30,000	30,000
Rent charged by entities with common directors (note 16)	17,600	28,627	28,298
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors (note 16)	38,279	85,186	86,044
	$90,191	$147,114	$145,320

The Company, together with Jackpot Digital Inc. (“Jackpot”), a related company with certain common directors, have entered into an office lease agreement with an arm’s length party (Note 16 (a)).

The remuneration of directors and key management personnel during the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Management fees	$—	$—	$35,000

The Company had an agreement for management services (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by a director and a former director of the Company. Effective as of August 1, 2016, the Management Services Agreement was terminated by mutual consent.

16

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS (Continued)

During the year ended December 31, 2017, the Company executed consulting agreements with 27 Red and 4 Touchdowns, entities with former common directors, whereby the Company charged $36,377 (2016 - $nil) consulting fees for services provided. The consulting income has been recorded in other income.

10. REFUNDABLE SUBSCRIPTION

During the year ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement totalling $45,000 and the Company refunded $35,000. As of December 31, 2018 the remaining $10,000 (2017 - $10,000) is owing and is due on demand.

11. LOAN PAYABLE

During the year ended December 31, 2016, the Company entered into an agreement with an arm’s length party whereby the party would pay certain debts owed by the Company. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2018, the balance payable is $103,924 (2017 - $103,924).

12. CONVERTIBLE DEBENTURES FINANCING

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $0.30 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

As of December 31, 2018, the convertible debentures are in default; however, the Company has not been served with a default notice.

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000. The convertible debentures have a maturity date of 18 months from the date of closing, and bear interest at the rate of 15% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

17

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

12. CONVERTIBLE DEBENTURES FINANCING (Continued)

Convertible Debentures Financing 2013 (Continued)

Pursuant to the financing, the Company has made cash payments of $48,000 and issued 2,000 common shares of the Company and 3,333 agent warrants of the Company with fair value of $8,115 as finders’ fees. Each warrant entitles the holder to purchase one additional common share of the Company at a price of $1.50 per share until July 23, 2018. The amount of transaction costs directly attributable to the financing of $56,115 were allocated to the liability and equity components of the debenture proportionately at $52,551 and $3,564, respectively. The discount on the debentures is being accreted such that the liability component will equal the face value of the debentures at maturity plus accrued interest.

On September 4, 2013, the amount of $858,118 which comprised of certain convertible debentures and their corresponding accrued interest was converted into 610,724 common shares of the Company. The equity portion of the convertible debentures was reduced in the amount of $52,562.

As of December 31, 2018, one convertible debenture is in default and another convertible debenture has been extended indefinitely, however, the Company has not been served with a default notice.

The following table reconciles the fair value of the debentures to the carrying amount.

	Liability Component	Equity Component	Total
Balance, December 31, 2015	$424,644	$33,706	$458,350
Accretion of discount	571	—	571
Interest accrued	45,000	—	45,000
Balance, December 31, 2016	470,215	33,706	503,921
Accretion of discount (adjustment)	(11,024)	—	(11,024)
Interest accrued	45,000	—	45,000
Balance, December 31, 2017	504,191	33,706	537,897
Interest accrued	45,000	—	45,000
Balance, December 31, 2018	$549,191	$33,706	$582,897

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37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

13. CAPITAL STOCK

(a) Authorized

Unlimited number of common and preferred shares without par value.

As of December 31, 2018, there are no preferred shares issued.

(b) Issued

As of December 31, 2018, there are 7,092,709 common shares issued and outstanding.

During the year ended December 31, 2018, a total of 600,000 share purchase warrants at prices ranging from $0.12 - $0.135 per share were exercised for total proceeds to the Company of $79,500.

During the year ended December 31, 2017, the Company completed the following transaction:

The Company entered into debt settlement agreements with Jackpot, and with Kalpakian Bros., companies related to 37 Capital by certain common directors and shareholders. The Company has issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,499 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017. In respect to the Company’s outstanding debt to Kalpakian Bros. for the total amount of $15,750, the Company has issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016. Each unit consists of one common share and one share purchase warrant. Each warrant is exercisable at the price of $0.12 per share until November 2, 2022.

During September 2018, Jackpot sold 800,000 units of 37 Capital to an arm’s length party. As at December 31, 2018 Jackpot owns 3,449,985 common shares in the capital of the Company representing approximately 48.64% of the Company’s issued and outstanding common shares.

(c) Warrants

Warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2016	1,003,333	$0.14
Issued	4,424,985	$0.12
Balance, December 31, 2017	5,428,318	$0.12
Expired	3,333	$1.50
Exercised	(600,000)	0.13
Balance, December, 2018	4,824,985	$0.12

19

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

13. CAPITAL STOCK (Continued)

(c) Warrants (Continued)

As of December 31, 2018, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Outstanding
January 4, 2021	0.135	500,000
November 2, 2022	0.12	4,324,985
		4,824,985

The weighted average remaining contractual life for warrants outstanding at December 31, 2018 is 3.65 years.

(d) Stock options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As of December 31, 2018, there were no stock options outstanding (December 31, 2017: Nil).

14. CHANGES IN NON-CASH WORKING CAPITAL

	2018	2017	2016
GST receivable	$1,206	$2,489	$(2,116)
Accounts payable and accrued liabilities	(11,261)	435,409	112,924
Due to related parties	47,565	(288,361)	92,313
	$37,510	$149,537	$203,121
Supplemental information
Non-cash items
Interest expense included in convertible debt	$45,000	$33,976	$45,571
Interest expense included in due to related parties	$4,312	$3,301	$978

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37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15. INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rates of 27.00% and 26.00% to income before income taxes.

	2018	2017	2016
Loss before income taxes	$160,856	$183,934	$347,963
Statutory income tax rate	27.00%	26.00%	26.00%
Expected income tax benefit	43,431	47,823	90,470
Items not deductible for income tax purposes	(82)	—	—
Effect of change in tax rates	80,776	—	—
Underprovided in prior years	13,017	(125,118)	(782)
Unrecognized benefit of deferred tax assets	(137,142)	77,295	(89,688)
Income tax expense	$—	$—	$—

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the Company will generate sufficient taxable income to utilize deferred tax assets. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2018	2017
Excess of unused exploration expenditures over carrying value of mineral property interests	$2,656,168	$2,656,168
Excess of undepreciated capital cost over carrying value of fixed assets	698,593	650,381
Non-refundable mining investment tax credits	247	247
Non-capital losses carried forward	3,937,688	3,777,137
Capital losses carried forward	993,649	993,649
Unrecognized deductible temporary differences	$8,286,345	$8,077,582

21

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

15. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000	$590,000
2028	306,000	306,000
2029	487,000	487,000
2030	454,000	454,000
2031	336,000	336,000
2032	122,000	122,000
2033	213,000	213,000
2034	457,000	457,000
2035	344,000	344,000
2036	284,000	284,000
2037	184,000	194,000
2038	161,000	—
	$3,938,000	$3,787,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

16. COMMITMENTS

(a) During April 2017, the Company together with Jackpot, a related company with common directors, entered into an office lease agreement with an arm’s length party (the “Office Lease Agreement”). The Office Lease Agreement has a three-year term with a commencement date of August 1, 2017. The annual basic rent shall be $121,396 plus estimated annual operating costs of approximately $88,000. The Company’s share of the office basic rent and operating costs shall be $28,800 plus applicable taxes per annum.

In respect to the Office Lease Agreement effective as of May 1, 2018, Jackpot and the Company have agreed that the Company shall pay a monthly rent of $1,000 plus applicable taxes to Jackpot, and either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

(b) The Company had an agreement for office support services with Jackpot, a company with common directors. Under the agreement, the Company was entitled to receive office support services from Jackpot at a monthly rate of $7,000 plus applicable taxes. This agreement expired on April 30, 2018.

Effective as of May 1, 2018, the Company entered into an agreement for office support services with Jackpot, Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. The agreement expires on April 30, 2019.

22

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

17. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency and convertible debenture.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties, to invest in non-mining related projects and to maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity and debt financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to externally imposed capital requirements.

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b) Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

23

37 CAPITAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

(d) Liquidity risk (Continued)

At December 31, 2018, the Company had cash of $2,045 (2017 - $891) available to apply against short-term business requirements and current liabilities of $1,034,106 (2017 - $952,802). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of December 31, 2018, three convertible debentures are in default, and the loan payable and the refundable subscription are due on demand.

(d) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at December 31, 2018, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short term maturity of its financial liabilities and fixed interest rate on the convertible debentures.

24